October 8, 1997

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

RE:  Putnam Capital Appreciation Fund (Reg. No. 33-49583)

Dear Sir/Madam:

Pursuant to Rule 477(a) under the Securities Act of 1993, we request withdrawal of Post-Effective Amendment No. 15, filed on October 1, 1997, which incorrectly contained document header information for Putnam Capital Appreciation Fund.
The Accession number for this erroneous filing is 869392-97-
214. We subsequently filed Post-Effective Amendment No. 15 on October 2, 1997 with the correct header information for Putnam Variable Trust.

Please contact Carol Gould at 617-292-1107 if you have any questions.

Thank you for your prompt attention to this matter.

Sincerely,


Gordon H. Silver
Vice President
Putnam Capital Appreciation Fund